                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002, see Explanatory Note below

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from _____ to

                         Commission file number 1-12814

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     COLE NATIONAL CORPORATION 401(k) PLAN
                     FOR EMPLOYEES OF PEARLE VISION CENTERS

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                            Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124

Explanatory Note

         On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan for Employees of Pearle Vision Centers (the "Plan") and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into the Cole National Corporation 401(k) Plan.



                              REQUIRED INFORMATION

Financial Statements

         The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of Form 11-K and in lieu of the requirements of Items 1-3 thereof, the following Plan financial statements prepared in accordance with the financial reporting requirements of ERISA are included herein:

         Independent Auditors' Report, Deloitte & Touche LLP

         Report of Independent Public Accountants, Grant Thornton  LLP

         Statements of Net Assets Available for Benefits

         Statement of Changes in Net Assets Available for Benefits

         Notes to Financial Statements



Exhibits

23       Consent of Deloitte & Touche LLP

23.1     Consent of Grant Thornton LLP

99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 COLE NATIONAL CORPORATION
                                 401(k) PLAN FOR EMPLOYEES OF PEARLE
                                 VISION CENTERS



  June 26, 2003                  By: /s/ Lawrence E. Hyatt
                                     ------------------------------------------
                                     Lawrence E. Hyatt
                                     Member of the Plan's Investment Committee

                                  EXHIBIT INDEX

23       Consent of Deloitte & Touche LLP

23.1     Consent of Grant Thornton LLP

99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COLE NATIONAL CORPORATION
401(k) PLAN FOR EMPLOYEES
AT PEARLE VISION CENTERS

Financial Statements as of March 1, 2002
(Date of Plan Merger) and December 31, 2001
and for the Period January 1, 2002
Through March 1, 2002,
and Independent Auditors' Report

COLE NATIONAL CORPORATION 401(K) PLAN
FOR EMPLOYEES AT PEARLE VISION CENTERS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT                                2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of March 1, 2002 (Date of Plan Merger) and
     December 31, 2001                                                 3

   Statement of Changes in Net Assets Available for Benefits
     for the Period January 1, 2002 Through
     March 1, 2002 (Date of Plan Merger)                               4

   Notes to Financial Statements                                      5-9

                          INDEPENDENT AUDITORS' REPORT


Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers

We have audited the accompanying statement of net assets available for benefits of the Cole National Corporation 401(k) Plan For Employees at Pearle Vision Centers (the "Plan") as of March 1, 2002 (Date of Plan Merger), and the related statement of changes in net assets available for benefits for the period January 1, 2002 through March 1, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 1, 2002, and the changes in net assets available for benefits for the period January 1, 2002 through March 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

On March 1, 2002, the Plan was merged into the Cole National Corporation 401(k) Plan.



/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 13, 2003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of Cole National Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers (the "Plan") as of December 31, 2001. This financial statement is the responsibility of the plan administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 24, 2002

COLE NATIONAL CORPORATION 401(k) PLAN
FOR EMPLOYEES AT PEARLE VISION CENTERS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 1, 2002 (DATE OF PLAN MERGER) AND DECEMBER 31, 2001
--------------------------------------------------------------------------------

ASSETS                                                 2002           2001

  Investments                                       $        -    $ 30,708,414

  Receivables:
    Employee contributions                                              72,316
    Employer contributions                                             175,786
    Interest                                                             7,096
                                                   -----------    ------------

           Total receivables                                           255,198
                                                   -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $         -    $ 30,963,612
                                                   ===========    ============


See notes to financial statements.

COLE NATIONAL CORPORATION 401(k) PLAN
FOR EMPLOYEES AT PEARLE VISION CENTERS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD JANUARY 1, 2002 THROUGH
MARCH 1, 2002 (DATE OF PLAN MERGER)
--------------------------------------------------------------------------------


ADDITIONS:
  Investment income:
    Interest                                                        $     15,780
    Dividends                                                             93,597

  Contributions:
    Employee                                                             259,008
    Employer                                                              21,739
                                                                    ------------

           Total additions                                               390,124
                                                                    ------------

DEDUCTIONS:
  Investment losses--net depreciation in
    fair value of investments                                            799,581
  Benefits paid to participants                                          482,560
  Deemed distributions on defaulted loans                                165,805
  Transfers to Cole National Corporation 401(k) Plan                  29,905,790
                                                                    ------------

           Total deductions                                           31,353,736
                                                                    ------------

NET DECREASE                                                         (30,963,612)

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of period                30,963,612
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS--End of period                    $       --
                                                                    ============


See notes to financial statements.

COLE NATIONAL CORPORATION 401(K) PLAN
FOR EMPLOYEES AT PEARLE VISION CENTERS

NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 1, 2002 (DATE OF PLAN MERGER) AND DECEMBER 31, 2001, AND
FOR THE PERIOD JANUARY 1, 2002 THROUGH MARCH 1, 2002
--------------------------------------------------------------------------------

1.   SUMMARY OF PLAN

     The following description of the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL--The Plan is a defined contribution plan covering eligible employees of Pearle, Inc. and Pearle Vision, Inc. (herein collectively referred to as the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is a wholly owned subsidiary of Cole National Group, Inc.

     On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into the Cole National Corporation 401(k) Plan.

     ELIGIBILITY--All employees of the Company are eligible to participate in the Plan upon attaining the age of 21 and completing one year of service in which at least 1,000 hours of service are performed. Participation may begin as soon as administratively feasible following satisfaction of the eligibility requirements.

     CONTRIBUTIONS--Participants may contribute up to 17% of pretax annual compensation ("Elective Deferral"), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("Rollover Contributions").

     The Company makes a mandatory company-matching contribution equal to 10% of the participants' Elective Deferrals. The Company may also make a discretionary matching contribution for each plan year equal to such dollar amount or percentage of participant Elective Deferrals as determined by the Company's board of directors. The Company did not make discretionary matching contributions for the period January 1, 2002 through March 1, 2002.

     Participant and Company contributions are subject to certain limitations imposed by law.

     PARTICIPANTS' ACCOUNTS--Each participant's account is credited with the participant's Elective Deferrals and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations of a Company contribution are based on the ratio of each participant's Elective Deferral for the Plan year to total Elective Deferrals of all participants for the Plan year. Allocations of the Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING--Participants are immediately vested in their Elective Deferrals and Rollover Contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts, plus actual earnings thereon, at the following rates:

                             1 year of service                25%
                             2 years of service               50%
                             3 years of service               75%
                             4 years of service              100%

     ADMINISTRATION--The administrator of the Plan is the Investment Committee of Cole National Group, Inc.

     INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct the investment of their Elective Deferral contributions in whole percentage increments. The ten investment options as of December 31, 2001 through March 1, 2002 were as follows:

          Merrill Lynch Retirement Preservation Trust--Funds are invested in shares of a trust that invests in guaranteed investment contracts, obligations of U.S. Government, U.S. Government agency securities and money market instruments.

          Cole National Corporation Common Stock--Funds are invested in the common stock of Cole National Corporation.

          MFS Emerging Growth Fund--Funds are invested primarily in common stocks of emerging growth companies, which are companies that Fund management believes are early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

          State Street Research International Equity Fund--Funds are invested primarily in common stocks and other equity securities issued by foreign companies. Also, the Fund invests in domestic and foreign investment-grade debt securities.

          PIMCO Total Return Fund--Funds are invested in a diversified portfolio of fixed-income securities of varying maturities, securities denominated in foreign currencies and U.S. dollar-denominated securities of foreign issuers. The Fund also buys and sells certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return.

          Merrill Lynch S&P 500 Index Fund--Funds are generally invested in common stocks included in the S&P 500 Index ("Index"), approximately the same weightings as the Index. The Fund may use options and futures contracts and other types of financial instruments relating to all or a portion of the Index.

          PIMCO Capital Appreciation Fund--Funds are invested primarily in the common stocks of 60 to 100 large-market capitalization companies (those with at least $1 billion at the time of investment).

          AIM Balanced Fund--Funds are invested primarily in equities and investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage-backed or asset-based securities, and corporate debt. Also, the Fund may invest up to 10% of its funds in bonds rated below investment-grade and up to 20% of assets in foreign securities.

          Alliance Technology Fund--Funds are invested primarily in securities of companies expected to benefit from technological advances and improvements. Typically, funds are invested in equity securities; however, debt securities, derivatives, and preferred stocks with price-appreciation potential may be purchased. Also, the Fund may invest up to 10% of its funds in foreign securities and it may seek income by writing call options.

          Davis New York Venture Fund--Funds are invested primarily in common stocks. While the Fund invests predominantly in equity securities of companies with market capitalization of at least $5 billion, it can invest in issues of small-market capitalization companies.

     Participants may change their investment elections daily.

     Company contributions, which are credited to a participant's account, are allocated to the aforementioned investment options based on the participant's election on the date of the Company contribution.

     In conjunction with the Plan merger, the Company switched from Merrill Lynch as trustee of the Plan to CIGNA Bank & Trust Company, FSB. The fair market value of the total investments was transferred to CIGNA Bank & Trust Company, FSB on the effective date as follows:

                          MERRILL LYNCH                                               CIGNA
                        TRANSFERRED FROM:                                        TRANSFERRED TO:
     -------------------------------------------------------- -------------------------------------------------------

     Merrill Lynch Retirement Preservation Trust              Guaranteed Income Fund
     Cole National Corporation Common Stock                   Cole National Corporation Common Stock
     MFS Emerging Growth Fund                                 Large Cap Growth/Dresdner RCM
     State Street Research International                      Templeton Foreign
     PIMCO Total Return Fund                                  State Street Global Advisors Intermediate Bond
     Merrill Lynch S&P 500 Index Fund                         S&P 500 Index Fund
     PIMCO Capital Appreciation Fund                          S&P 500 Index Fund
     AIM Balanced Fund                                        CIGNA Lifetime 50
     Alliance Technology Fund                                 Alliance Technology Fund
     Davis New York Venture Fund                              Large Cap Value Fund/Wellington Management

     PARTICIPANT NOTES RECEIVABLE--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. The maximum term of any loan is for five years, including loans used to acquire principal residences. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Prime Interest Rate quoted in the Wall Street Journal on the first business day of the third month of the calendar quarter before the loan was made plus 1%. Administrative fees associated with such loans are deducted from the participants' accounts that incurred the expense. In conjunction with the plan merger, all current notes receivable were transferred from Merrill Lynch to CIGNA.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or separation from service of the Company, a participant may elect to have the value of the vested interest in his or her account paid as a lump-sum distribution, in installments or rolled over into another qualified plan. Furthermore, a participant may elect to withdraw all or any part of the vested interest in his or her account if, prior to termination of employment, a participant attains the age of 59 1/2 or if a participant incurs a hardship (as defined in the Plan document).

     EXPENSES--All expenses and fees associated with transactions from the Plan are charged against and withdrawn from the participants' accounts. Transactional costs include, but are not limited to, charges incurred for distribution upon termination of employment, withdrawals during employment, loans, and hardship distributions. The Company discretionarily paid approximately $11,900 in administrative expenses for the period January 1, 2002 through March 1, 2002.

     FORFEITURES--Forfeitures are used to reduce Company contributions for the respective year. Should participants to which such forfeitures relate return to the Plan prior to incurring five consecutive one year breaks in service, the Employer will increase the contributions to the Plan in an amount necessary to reinstate such forfeited amounts if the employee repays to the Plan the amount of any prior distribution. There were no forfeitures for the period January 1, 2002 through March 1, 2002.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting.

     VALUATION OF INVESTMENTS--Assets of the Plan are held in trust by Merrill Lynch Trust Company (the "Trustee") whereby the Trustee acts as custodian of the Plan's investment portfolio.

     Except for the Merrill Lynch Retirement Preservation Trust, the investments and changes therein have been reported by the Trustee as having been determined through the use of quoted market prices, which represent the fair value of investments held by the Plan as of December 31, 2001.

     The Merrill Lynch Retirement Preservation Trust is an investment contract account that is fully benefit responsive. All activity in this account is recorded at contract value based on the guaranteed annual return. According to the Trustee of the Plan, as of December 31, 2001 contract value closely approximates the fair market value of this fund.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     CONTRIBUTIONS AND PAYMENT OF BENEFITS--Participant contributions are recognized at the payroll withholding date. Benefit payments to participants are recorded upon distribution.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   INFORMATION FURNISHED BY TRUSTEE

     Under the Plan agreement, the Trustee holds all investment assets, executes all investment transactions and distributes funds to the Plan participants in accordance with the Plan document. The financial statements have been prepared from investment information and related activity certified as complete and accurate and furnished by the Trustee.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds or a common trust managed by Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"). Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.   INVESTMENTS

     The following table presents the fair values of investments, as determined by the Plan Trustee, representing 5% or more of the Plan's assets as of December 31, 2001:


         Merrill Lynch Retirement Preservation Trust        $9,774,501
         PIMCO Total Return Fund                             1,949,247
         PIMCO Capital Appreciation Fund                     6,692,296
         Davis New York Venture Fund                         7,327,215

6.   TAX STATUS

     The Plan obtained a determination letter on April 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended since receiving the determination letter. However, the plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC through the date of the Plan merger.


                                     ******